Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated April 30, 2019 to

Prospectus dated September 25, 2018

Registration Statement Nos. 333-227514-01 and 333-227514

Aon Corporation

TERM SHEET

$750,000,000 3.750% SENIOR NOTES DUE 2029

Issuer:	Aon Corporation

Securities:	3.750% Senior Notes due 2029

Guarantor:	Aon plc

Legal Format:	SEC Registered

Amount:	$750,000,000

Ranking:	Senior Unsecured

Expected Ratings*:	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+

Trade Date:	April 30, 2019

Settlement Date (T+2):	May 2, 2019

Maturity Date:	May 2, 2029

Reference Treasury:	2.625% due February 15, 2029

Reference Treasury Price and Yield:	100-31+; 2.511%

Reoffer Spread to Treasury:	+125 bps

Reoffer Yield:	3.761%

Coupon:	3.750%

Denominations:	$2,000 and multiples of $1,000

Interest Payment Dates:	Semi-annually in arrears on May 2 and November 2, beginning on November 2, 2019

Price to Public:	99.909%

Proceeds to Issuer (before expenses and underwriting discount):	$749,317,500

CUSIP / ISIN:	037389BC6 / US037389BC65

Optional Redemption:	Prior to February 2, 2029, we may redeem all of the Notes at any time or some of the Notes from time to time at a redemption price equal to the greater of 100% of the principal amount of the Notes being redeemed and a make whole using a discount rate of the Reference Treasury plus 20 basis points. On or after February 2, 2029 (three months prior to maturity), we may redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed. In the event of certain changes in respect of taxes applicable to the Notes or the Guarantee of the Notes, we may redeem the Notes in whole at any time at a redemption price equal to 100% of the principal amount of the Notes being redeemed. See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	Aon Securities LLC BMO Capital Markets Corp. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UniCredit Capital Markets LLC Loop Capital Markets LLC The Williams Capital Group, L.P.

Conflicts:	Aon Securities LLC is an indirect wholly owned subsidiary of Aon Corporation. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer and the guarantor have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Barclays Capital Inc. toll-free at 1-888-603-5847 and Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

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